UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 18, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

BLADEX’S FIRST QUARTER NET INCOME INCREASES 98% Y-O-Y TO $32.2 MILLION, OR $0.86 PER SHARE; ROE RISES TO 16.6%

PANAMA CITY, April 18, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today results for the first quarter ended March 31, 2012.

First quarter 2012 Business Highlights

•	Bladex’s first quarter 2012 Net Income (*) totaled $32.2 million, a $15.9 million, or 98%, improvement from first quarter 2011, driven by strong increases in Net Income within the Commercial (+$15.3 million, +147%) and Treasury Divisions (+$2.6 million, +108%), while the Asset Management Unit contributed $1.5 million to the Bank’s quarterly result. The $7.4 million, or 30%, increase in Net Income compared to fourth quarter 2011 was mainly the result of improved performances in the Commercial (+$8.0 million, +45%), and Treasury Divisions (+$1.7 million, +52%).

•	Increased Net Income resulted in a 16.6% annualized return on the Bank’s average stockholders’ equity (“ROE”) in first quarter 2012, compared to 9.4% in first quarter 2011, and 13.1% in the previous quarter, while the Bank’s Tier 1 capital ratio remained strong at 17.9%, compared to 19.3% as of March 31, 2011, and 18.6% as of December 31, 2011. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

•	Net interest income totaled $29.6 million in first quarter 2012, compared to $21.4 million in first quarter 2011, and $29.1 million in fourth quarter 2011. The $8.2 million, or 38%, increase from a year ago was mainly attributable to improved net interest margins (+18 bps), and higher average interest-earning asset balances (+24%).

•	As of March 31, 2012, the Commercial Portfolio totaled $5.4 billion, a $0.7 billion, or 14%, year-on-year increase, and a 2% increase from the previous quarter. The annual increase was mainly attributable to the Division’s portfolio growth and diversification from the Bank’s established client base of corporations (+16%), along with the continuing business expansion into the middle-market segment (+90%), which now accounts for 9% of the Commercial Portfolio. During first quarter 2012, credit disbursements amounted to $2.5 billion, a 12% increase compared to the same period in 2011, and 11% higher than in the fourth quarter 2011.

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•	As part of the Bank´s strategy to diversify funding sources, and to gradually extend funding tenors, short-term borrowings and securities sold under repurchase agreements (“Repos”) decreased 15% year-on-year, and 30% quarter-on-quarter to reach $1.2 billion at the end of the first quarter 2012, while borrowings and long-term debt reached $1.6 billion, up 31% year-on-year, and 5% increase from the previous quarter. During March 2012, the Bank successfully completed its first $156 million bond issuance in the Mexican capital markets, and placed a $400 million bond issuance under its global Euro Medium-Term Notes (“EMTN”) Program. As of March 31, 2012, deposit balances were $2.4 billion, a 25% year-on-year increase, and a 4% increase compared to the previous quarter.

•	The non-accrual portfolio balances totaled $24.0 million as of March 31, 2012, representing 0.5% of the loan portfolio, compared to $29.0 million, or 0.7% of the loan portfolio, as of March 31, 2011, and $32.0 million, or 0.6% of the loan portfolio, in the previous quarter. During the quarter, a shift in Commercial Portfolio balances towards lower risk transactions led to the need for lower generic provisions for credit losses. Credit provision levels as of these dates represented 363%, 318%, and 304% of non-accrual balances, respectively.

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•	The Bank’s first quarter 2012 efficiency ratio improved to 31%, compared to 40% in the first quarter 2011, and 34% in the fourth quarter 2011, mainly as a result of increased operating revenues from the Commercial and Treasury Divisions.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Bladex's solid first quarter results, achieved in the midst of difficult times for the global economy and the financial industry, are particularly noteworthy. As Bladex continued to project the Bank’s strong market position and expanding franchise onto trade finance, a growing business in which Bladex has distinct expertise and possesses significant competitive advantages, while pursuing business in a growing Region that we know like few others, Bladex’s financial results continued to strengthen.

Improvements were noticeable across a great majority of fundamentals that drive Bladex’s business: interest revenue, net interest margins, securities activities, portfolio quality and asset management. Very importantly as well, the liability side of the balance sheet was strengthened, such that maturity gaps and currency positions at the Bank are now nearly immaterial, protecting the Bank’s funding base in all but the direst of market conditions. Only commission income failed to meet expectations. However, the Bank is working on several transactions in the pipeline that it believes will close the gap in coming quarters.

The combined effects of these fundamentals resulted in a $32.2 million profit in the first quarter. The implied ROE of 16.6% demonstrated the ability of Bladex’s business model to deliver high levels of profitability, while maintaining strong levels of capitalization and liquidity.

Bladex knows its business extremely well, measures and manages risks effectively, maintains a steady hand during market disruptions, runs a lean structure, and executes in a disciplined manner to a very high level of excellence.  During the remainder of 2012, Bladex will continue to operate on these principles, which have allowed the Bank to increase Net Income in the core business by nearly 70% in two years.

Given global uncertainties in the market, Bladex understands that the road forward will not be easy, smooth, nor steady, something that the Bank actually views as an advantage, as this environment drives less committed competitors away. Nevertheless, Bladex remains confident that by continuing to provide a larger array of trade finance services to an expanding client base across an increasing number of markets, the Bank will continue to strengthen financial results, while fulfilling its mission as a key element of Latin America's trade structure and creating value for shareholders.”

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q12	4Q11	1Q11
Net Interest Income	$29.6	$29.1	$21.4
Net Operating Income by Business Segment:
Commercial Division	$21.3	$18.9	$10.7
Treasury Division	$5.0	$3.3	$2.4
Asset Management Unit	$1.6	$4.1	$3.7
Net Operating Income	$27.9	$26.2	$16.8
Net income	$32.3	$25.0	$16.5
Net income attributable to the redeemable noncontrolling interest	$0.1	$0.2	$0.2
Net Income attributable to Bladex	$32.2	$24.8	$16.3

Net Income per Share (1)	$0.86	$0.67	$0.44
Book Value per common share (period end)	$20.79	$20.45	$19.25
Return on Average Equity (“ROE”)	16.6%	13.1%	9.4%
Operating Return on Average Equity ("Operating ROE") (2)	14.4%	13.9%	9.7%
Return on Average Assets (“ROA”)	2.1%	1.6%	1.3%
Net Interest Margin	1.90%	1.84%	1.72%
Efficiency Ratio (3)	31%	34%	40%

Tier 1 Capital (4)	$780	$761	$709
Total Capital (5)	$835	$812	$755
Risk-Weighted Assets	$4,347	$4,090	$3,681
Tier 1 Capital Ratio (4)	17.9%	18.6%	19.3%
Total Capital Ratio (5)	19.2%	19.9%	20.5%
Stockholders’ Equity	$782	$759	$709
Stockholders’ Equity to Total Assets	13.0%	11.9%	13.4%
Accumulated other comprehensive income (loss) ("OCI")	$(0)	$(3)	$(4)

Leverage (times) (6)	7.7	8.4	7.5
Liquid Assets / Total Assets (7)	8.7%	12.4%	6.1%
Liquid Assets / Total Deposits	21.9%	34.1%	16.9%

Non-Accruing Loans to Total Loans, net	0.5%	0.6%	0.7%
Allowance for Credit Losses to Commercial Portfolio	1.6%	1.8%	1.9%

Total Assets	$6,030	$6,360	$5,301

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RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held April 17, 2012 in Panama City, Panama, Mr. Guillermo Güémez García was re-elected as Director representing Class “E” shareholders, and Mr. Gonzalo Menéndez Duque and Mr. Jaime Rivera were re-elected as Directors of the Bank representing all classes of shares. In addition, the shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2012, and, on an advisory basis, the compensation of the Bank’s Named Executive Officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 16, 2012, the Bank’s Board approved a quarterly common dividend of $0.25 per share corresponding to first quarter 2012. The dividend will be paid May 10, 2012, to stockholders registered as of April 30, 2012.

▪	Bond issuance under the Bank’s EMTN Program: On March 29, 2012, the Bank announced the issuance of a US$400 million bond, the Bank’s first 144A/Reg S transaction in several years. The bonds, which mature in 2017, pay a fixed rate coupon of 3.75%. The issue was substantially oversubscribed and placed with global institutional and retail investors. The inflow of these funds was recorded in early April, 2012.

▪	First bond issuance in Mexico: On March 22, 2012, the Bank announced Bladex’s first-ever issuance of “certificados bursátiles” in the Mexican capital markets, in the amount of Pesos 2.0 billion (two billion Mexican pesos). The Notes have a three-year tenor, with a floating-rate coupon of 28-day TIIE plus 65 basis points. The transaction was oversubscribed, with total demand exceeding Pesos 2.3 billion. With more than 25 investors, the transaction was diversified among pension funds, insurance companies, private banks, commercial banks, and brokerage firms.

▪	Ratings affirmed: On March 20, 2012, Moody’s Investor Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2012, Bladex had disbursed accumulated credits of approximately $182 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 19, 2012 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 19, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 39009511. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Calle 50 y Aquilino de la Guardia

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

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